Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2020

As of May 13, 2020

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Fortuna Silver Mines Inc.

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company:

•	operates the Caylloma silver, lead and zinc mine (“Caylloma”) in southern Peru,
•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and
•	is currently constructing an 18,750 tpd open pit gold heap leach mine (“Lindero Project”) in northern Argentina.

The Company only processes ore extracted from its own mining concessions and does not purchase ore or mineral concentrates from third parties either for processing, refining, or trading.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The consolidated financial statements include wholly-owned subsidiaries of the Company; the most significant of which at March 31, 2020 are presented in the following table:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Project

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of May 13, 2020 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020 and 2019 and the related notes contained therein. All amounts in this MD&A are expressed in United States dollars, unless otherwise indicated. Certain amounts shown in tables within this MD&A may not add exactly to the totals due to rounding.

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB").

In this MD&A, we refer to various Non-GAAP Financial Measures. These measures are used by us to manage and evaluate the operating performance of our mines and their ability to generate cash flows and these measures are widely reported in the mining industry as benchmarks for performance. Refer to the discussion under the heading “Non-GAAP Financial Measures”.

Additional information about the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management's Discussion and Analysis, page 3

Fortuna Silver Mines Inc.

First Quarter Financial, Corporate and Operating Highlights

Sales were $47.5 million, a 19% decrease from the $59.0 million reported in the same quarter in 2019 (“Q1 2019”).

Operating income was $1.8 million, an 83% decrease from the $10.9 million reported in Q1 2019.

Net loss was $4.5 million or $0.03 per share compared to a net income of $2.2 million or $0.01 per share reported in Q1 2019.

Adjusted net loss (refer to Non-GAAP Financial Measures) was $2.2 million compared to $8.4 million adjusted net income reported in Q1 2019.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) was $15.9 million compared to $23.8 million reported in Q1 2019.

Free cash flow from ongoing operations (refer to Non-GAAP Financial Measures) was $14.2 million compared to $2.2 million reported in Q1 2019.

Corporate Highlights

The Company initiated legal proceedings in the District Court to contest the cancellation of one of the San Jose Mine’s extracting mining concessions, and successfully obtained a permanent stay of execution until a resolution on the legality of the cancelation procedure is determined by the Court.

On March 15, 2020, the Government of Peru introduced social isolation measures which have been extended until May 24, 2020. Operations at the Caylloma Mine have continued during the quarter and are continuing in accordance with the terms of a regulatory framework issued by applicable Government Ministries, which allows mines to operate during this period with essential personnel. On March 15, 2020, the Government of Argentina introduced a period of social isolation which has been extended to May 24, 2020. Since the beginning of the “social isolation” period, all construction activities have been temporarily halted at the Lindero Project. On March 31, 2020, the Government of Mexico mandated the temporary suspension of mining and processing activities until May 30, 2020. Accordingly, mining and processing activities at the San Jose Mine have been temporarily suspended.

On May 11, 2020, the Company announced that it had entered into an agreement with a syndicate of Underwriters, who have agreed to purchase on a “bought deal” basis an aggregate of 20,000,000 common shares of the Company at a price of $3.00 per share, for aggregate gross proceeds of $60 million (the “Offering”). The Company has also granted the Underwriters an over-allotment option to purchase up to an additional 3,000,000 common shares, representing 15% of the number of shares sold under this Offering.

Subsequent to the end of the first quarter of 2020, the Company has, through rapid serological testing for antibodies at the Caylloma Mine, identified six suspicious cases of COVID-19, all of whom remained asymptomatic.

COVID-19

The COVID-19 pandemic is significantly impacting economies around the world and our operations. In response to the pandemic, the Governments of Mexico, Peru and Argentina have implemented measures to curb the spread of COVID-19, which include among others, the closure of international borders, temporary suspension of all non-essential activities, and the declaration of mandatory quarantine periods. To comply with these measures, the Company initiated an orderly temporary suspension of mining and processing activities at the San Jose Mine to May 30, 2020. A reduced task force will remain on site to safeguard critical infrastructure and maintain environmental monitoring through the suspension period. In Peru, the period of mandatory social isolation has been extended to May 24, 2020. On March 20, 2020, mining activities were suspended at the Caylloma Mine while processing activities continue to operate with a reduced task force drawing from its ore stockpile. The transportation of concentrates and essential supplies continues to be permitted, and the operation has sufficient stock of critical supplies, consumables, and camp provisions to cover the extended isolation period. Mining activities subsequently re-commenced using a reduced workforce in accordance with the terms of a regulatory framework issued by applicable Peruvian Government Ministries. In Argentina, the mandatory social isolation period has been extended to May 24, 2020. All construction activities have been temporarily halted at the Lindero Project and a reduced task force remains on site to maintain critical activities, including security and environmental monitoring over the extended isolation period. The financial impact of the suspension in construction activities at the Lindero Project for the initial four weeks of the suspension period is estimated at approximately $1.5 million.

Management's Discussion and Analysis, page 4

Fortuna Silver Mines Inc.

The safety and health of our employees, contractors and the local communities where we operate are of the greatest importance to the Company. In mid-March 2020, the Company established a Health Safety Security and Environmental Committee to coordinate our company-wide response measures to curb the spread of COVID-19. These measures include, but are not limited to, travel restrictions, employees working from home, whenever possible, and other preventative measures at our operations. Preventative measures at our sites include, but are not limited to, social distancing, enhanced cleaning and disinfecting protocols, elimination of group meetings, reducing occupancy on crew buses, health checks and testing for COVID-19 before travelling to and on arrival at the mine site, regular testing once on site, taking temperatures before and after shifts, frequent hand washing, and requiring workers with symptoms to not come to work. The Caylloma Mine has, through rapid serological testing for antibodies, identified six suspicious cases of COVID-19, all of whom remained asymptomatic. Each positive case has been handled according to our demanding protocols. All actions taken have been coordinated with the health authorities who have been informed in a timely manner. Managers at the mine site have kept all personnel informed of the positive tests. The Company has requested personnel to be vigilant in self-monitoring for signs of symptoms.

Due to the impact COVID-19 has had on our operations, the negative effect on base metal prices, our financial condition, and global economic uncertainty, the Company initiated a comprehensive review of our operations with a focus on cost reductions in operating costs, sustaining capital expenditures, and the cancellation of greenfield and limited brownfield exploration. These cost reductions will put the Company in a better position to weather these uncertain times.

As a result of government mandated constraints on business in the countries that host our operations and uncertainties related to these constraints, the Company is currently unable to determine the impact on its production and cost guidance for 2020. Therefore, the Company has withdrawn its production and cost guidance for 2020 until further notice. The full extent and impact of COVID-19 on the Company’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of the outbreak, the severity of the virus and the ability to treat it, the ability to collect sufficient data to track the virus and the collective actions taken to curb the spread of the virus, directives of government and public health authorities, the speed at which the Company’s suppliers and logistics providers can return to full operation, the status of labour availability, and the impact of supplier prioritization of clearing backlogs.

Management's Discussion and Analysis, page 5

Fortuna Silver Mines Inc.

Operating Highlights

Consolidated Metrics	Three months ended March 31,
	2020	2019	% Change
Key Indicators
Silver
Metal produced (oz)	1,819,312	2,233,331	(19)%
Metal sold (oz)	1,806,032	2,094,156	(14)%
Realized price ($/oz)	16.27	15.62	4%
Gold
Metal produced (oz)	10,101	13,314	(24)%
Metal sold (oz)	10,206	12,276	(17)%
Realized price ($/oz)	1,571	1,316	19%
Lead
Metal produced (000's lbs)	7,723	7,172	8%
Metal sold (000's lbs)	6,616	7,231	(9)%
Zinc
Metal produced (000's lbs)	11,821	11,295	5%
Metal sold (000's lbs)	10,512	11,269	(7)%
All-in sustaining cash cost (US$/oz Ag Eq)[1,2]	13.29	10.67	25%

Notes:

1.	All-in sustaining cash cost (“AISC”) is a Non-GAAP Financial Measure. Refer to Non-GAAP Financial Measures
2.	AISC ($/oz Ag Eq) calculated using the realized metal prices for each period (See Sales table under Financial Results)

Silver and gold production for the three months ended March 31, 2020 decreased 19% and 24% to 1,819,312 ounces and 10,101 ounces, respectively, over the same period in 2019. At San Jose, silver and gold production decreased 21% and 24% to 1,570,201 ounces and 9,630 ounces, respectively, over the same period in 2019 due primarily to a 4% decrease in ore processed and a 19% and 22% decrease in silver and gold head grade. At Caylloma, silver production increased 7% to 249,111 ounces over the same period in 2019 as a result of a 6% higher head grade. Lead production increased 8% to 7.7 million pounds due to a 2% increase in ore processed and an 8% increase in head grade. Zinc production increased 5% to 11.8 million pounds as a result of a 5% increase in head grade over the same period in 2019.

Management's Discussion and Analysis, page 6

Fortuna Silver Mines Inc.

Selected Financial Information

Consolidated Financial Metrics	Three months ended March 31,
	2020	2019	% Change
(Expressed in $ millions except per share information)
Sales	$47.5	$59.0	(19)%
Mine operating income	7.5	21.5	(65)%
Operating income	1.8	10.9	(83)%
Net income (loss) for the period	(4.5)	2.2	(305)%
Earnings (loss) per share (basic)	(0.03)	0.01	(400)%

Adjusted net income (loss)[1]	(2.2)	8.4	(126)%
Adjusted EBITDA[1]	15.9	23.8	(33)%
Net cash provided by operating activities	13.2	3.9	238%
Free cash flow from ongoing operations[1]	14.2	2.2	545%
Capex
Sustaining	3.5	4.7	(26)%
Non-sustaining	0.1	0.8	(88)%
Lindero	21.4	30.9	(31)%
Brownfields	1.6	1.2	33%

	Mar 31, 2020	Dec 31, 2019	% Change
Cash and cash equivalents	$88.5	83.4	6%

Total assets	$957.7	$936.1	2%
Debt	$187.1	$146.5	28%
Shareholders' equity	$630.9	$635.4	(1)%

Notes:

1.  Refer to Non-GAAP financial measures

Sales for the three months ended March 31, 2020 were $47.5 million, a 19% decrease from the $59.0 million reported in Q1 2019. The decrease was due primarily to lower lead and zinc prices and higher treatment charges at the Caylloma Mine and lower silver and gold sales volume at the San Jose Mine despite higher silver and gold prices for the same period in 2019. Also impacting sales for the quarter was a negative $4.4 million in final settlement and mark-to-market adjustments compared to a negative $1.6 million of adjustments reported in Q1 2019.

Operating income for the three months ended March 31, 2020 was $1.8 million, an 83% decrease from the $10.9 million reported in Q1 2019. The decrease in operating income was impacted by lower sales and was partially offset by a $2.4 million decrease in foreign exchange losses and a $2.7 million decrease in share based payments. The lower share-based payments were as a result of the impact of a decline in the Company’s share price on its cash-settled restricted share units and the deferral of new share unit grants to the second quarter of 2020.

Net loss for the three months ended March 31, 2020 was $4.5 million compared to a $2.2 million in net income reported in Q1 2019. The net loss was due primarily to lower operating income, as noted above, and a high income tax expense relative to a low pre-tax income. This was partially offset by $1.1 million of investment gains from cross-border Argentine Pesos denominated securities trades and a decrease in foreign exchange loss.

Adjusted net loss (refer to Non-GAAP Financial Measures) for the three months ended March 31, 2020 was $2.2 million compared to $8.4 million adjusted net income reported in Q1 2019. The decrease was due primarily to a decline in lead and zinc prices which impacted the operating margins at the Caylloma Mine as well as lower silver and gold sales volume at the San Jose Mine. The lower sales volume was attributable to a variation in head grades and, to a lesser extent, a decrease in processed tonnes. The variation in head grades was related to a planned modification in the mining sequence to allow preparation work to be conducted for pillar recovery. This restricted access to high-grade material and resulted in mining more variable peripheral stopes during the quarter. The decrease in processed tonnes was partially due to a stoppage in mining and processing operations caused by illegal road blockades in the vicinity of the San Jose mine, including access to the mine (refer to Fortuna news releases dated March 24, 2020 and March 25, 2020). The decrease in metal production due to the modification of the mining sequence is planned to be recovered throughout the remainder of the year, once government-imposed restrictions on the mining industry are lifted and production at the mine recommences.

Management's Discussion and Analysis, page 7

Fortuna Silver Mines Inc.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the three months ended March 31, 2020 was $15.9 million compared to $23.8 million for the same period of 2019, as a result of the same factors that increased the adjusted net income for the period.

Net cash provided by operating activities for the three months ended March 31, 2020 was $13.2 million compared to $3.9 million reported in the same period in 2019.

Free cash flow from ongoing operations (refer to Non-GAAP Financial Measures) for the three months ended March 31, 2020 was $14.2 million compared to $2.2 million reported in same period in 2019. The increase was due primarily to a $9.5 million positive change in working capital compared to a $7.1 million negative change reported in Q1 2019 and was partially offset by a lower mine operating income.

As at March 31, 2020, the Company had cash and cash equivalents of $88.5 million (December 31, 2019 – $83.4 million), an increase of $5.1 million since the beginning of the year. The Company generated $13.2 million from operations and drew the remaining $40.0 million available under its revolving credit facility. Expenditures during the quarter include $30.0 million of expenditures on the Lindero Project and $6.1 million on capitalized interest and working capital, $5.8 million of value added taxes paid on the Lindero Project, and $5.5 million of capital expenditures at the San Jose and Caylloma mines.

Lindero Project

Construction at the Lindero open pit heap leach gold mine located in Salta Province, Argentina is approximately 94% complete as at March 31, 2020.

The following table summarizes Lindero Project spending on construction and preproduction related costs for the three months ended March 31, 2020:

		Three months
	Cumulative to	ended
(Expressed in $ millions)	December 31, 2019	March 31, 2020	Total
Construction capital expenditures	$268.2	$21.4	$289.6
Contractor advances and deposits on equipment, net of transfers	10.5	(3.5)	7.0
Total Construction Spending	278.7	17.9	296.6
Preproduction costs	8.0	9.1	17.1
Sustaining spare parts, supplies and materials inventory	6.2	2.2	8.4
Other costs [1]	4.5	0.8	5.3
Total Lindero Project Costs	$297.4	$30.0	$327.4

Note 1: consists of Argentina financial transaction taxes, deposits and other costs

There were $17.9 million of construction trade payables outstanding as at end of the quarter.

Management's Discussion and Analysis, page 8

Fortuna Silver Mines Inc.

On March 19, 2020, the Government of Argentina declared effective at midnight a period of mandatory national “social isolation” in relation to COVID-19, effective until March 31, 2020. The period of isolation has been subsequently extended until May 24, 2020. However, on April 3, the Government of Argentina introduced exceptions to the “social isolation” restrictions, in which mining operations were declared as a critical activity and are permitted to be undertaken with a reduced workforce. In order to initiate mining activities, the Provincial Government of Salta requires companies to present a Minimum Emergency Operation Program (a “MEOP”) together with a COVID-19 protocol to the Province’s Emergency Operations Committee (“EOC”) for approval. The Company is assessing the impact of a temporary suspension of construction on the project’s timeline and budget and is preparing a MEOP for the commencement of operations at the Lindero Project with a reduced taskforce, which will include the Company’s COVID-19 protocol for approval by the Province of Salta’s EOC (refer to Fortuna news release dated May 8, 2020).

On April 28, 2020, the Company received approval to resume operations under its MEOP. The construction plan has been revised to implement sanitary protocols for the prevention and handling of COVID-19 cases, which include a reduced on-site workforce to support social distancing measures. Mobilization to the project site is planned to take place during the second half of May 2020 in order to resume construction activities. The Company has modified its construction and commissioning plans to mitigate risks to the timeline and budget associated with a reduced workforce, limited foreign vendor support, and limitations on local travel.

The new construction and commissioning plans prioritize the completion of solution handling, ADR and SART plants with the objective of producing first doré in the third quarter of 2020. With the advanced stage of commissioning of the primary and secondary crushing circuits, crushed coarse ore is scheduled to be placed on the leach pad for cyanide irrigation starting in July. This plan contemplates by-passing the tertiary HPGR crushing and agglomeration circuits temporarily, for a period of four months, until the fourth quarter of 2020.

The crushed coarse ore from the primary and secondary crushers will be placed on the leach pad during the ramp-up phase represents approximately 12 percent of the projected ore scheduled to be placed on the leach pad in its first full year of production. Preliminary metallurgical column test results for coarse ore indicates gold recoveries of between 45 percent to 50 percent compared to our feasibility study projections of 78 percent recovery for tertiary crushed ore over a 90-day period. Open pit mining is planned to gradually resume in July 2020. During the period from July to December 2020, an estimated 1.7 million to 1.9 million tonnes of ore are scheduled to be placed on the leach pad with an average gold grade of between 1.00 g/t to 1.10 g/t. The estimated stripping ratio during this period is 0.68 to 0.75:1.

Management's Discussion and Analysis, page 9

Fortuna Silver Mines Inc.

Between 25,000 to 28,000 ounces of gold doré are scheduled to be produced for the period of September to December 31, 2020. Commercial production is expected to start in the first quarter of 2021, achieving an all-in sustaining cash cost of between $520/oz to $620/oz of gold (refer to Fortuna news release dated February 20, 2020).

Construction highlights and milestones include:

•	18,750 tpd crushing and agglomeration plant

Primary and secondary crushing circuits are in an advanced stage of commissioning and are expected to be completed in July 2020.

Tertiary crushing circuit and agglomeration plant: Mechanical work is substantially complete; piping and electrical installation in its final stages. Pre-commissioning activities have been rescheduled to the fourth quarter of 2020.

•	Leach pad and solution ponds area

Construction of the 31-hectare start-up leach pad area and solution ponds has been completed. Assembly and installation of the stacking system from the agglomeration plant to the leach pad is expected to be commissioned in the fourth quarter of 2020.

Mechanical and piping installations on the solution ponds have progressed. Pumping and solution management systems are expected to be commissioned in the third quarter of 2020.

•	ADR plant

Equipment installation has been completed with piping and electrical work well under way. Pre-commissioning activities are expected to be concluded in the third quarter of 2020.

•	8 MW power plant

Commissioning of the 8-megawatt power plant and medium voltage power distribution system has been completed. The plant has been connected to the mine’s grid and is providing power to the mine.

•	SART plant

Mechanical and piping installation work has progressed to a stage where pre-commissioning activities are scheduled to be concluded in the third quarter of 2020.

•	Ancillary facilities

Construction and implementation of the on-site assay laboratory has been completed. Sample preparation and analysis for gold using fire assay with an atomic absorption finish has been conducted at this facility since the end of January 2020.

Industrial water for the operation will be sourced from a 120 cubic meter per hour well field and pumping station located 13 kilometers from the mine site. Commissioning of the industrial water system was completed in February 2020.

The Company forecasts total construction costs of between $314 million to $320 million, which represents an increase of 28 percent from the September 2017 feasibility estimate (refer to Fortuna news release dated March 11, 2020). The Company estimates that as of March 31, 2020, the remaining funds required to complete the Project, inclusive of pre-production expenditures, working capital and recoverable value added taxes, to be in the range of between $75 million to $80 million up to the commencement of commercial production in the first quarter of 2021.

2020 Guidance

As a result of the government mandated temporary suspension of business activities in the countries that host our operations and the uncertainties related to these constraints, on April 2, 2020, the Company withdrew its production and cost guidance for 2020 until further notice. The Company is unable to determine the impact on its production and cost guidance for 2020

Outlook

Significant uncertainty remains with respect to the future impact of COVID-19 on the Company’s business. The full extent and impact of COVID-19 on the Company’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of the outbreak, the severity of the virus and the ability to treat it, the ability to collect sufficient data to track the virus and the collective actions taken to curb the spread of the virus, directives of government and public health authorities, the speed at which the Company’s suppliers and logistics providers can return to full operation, the status of labour availability, and the impact of supplier prioritization of clearing backlogs.

Management's Discussion and Analysis, page 10

Fortuna Silver Mines Inc.

The impacts of the COVID-19 crisis that may have an effect on the Company include: a further decrease in short-term and/or long-term demand and/or pricing for the metals that we produce; reductions in production levels; further increased costs resulting from our efforts to mitigate the impact of COVID-19; deterioration of worldwide credit and financial markets that could limit our ability to obtain external financing to fund our operations and capital expenditures, result in losses on our holdings of cash and investments due to failures of financial institutions and other parties, and result in a higher rate of losses on our accounts receivable due to credit defaults; disruptions to our supply chain; impairments and/or write-downs of assets; and adverse impacts on our information technology systems and our internal control systems as a result of the need to increase remote work arrangements. A material adverse effect on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us.

As a result, the Company expects that its financial results for 2020 will be negatively impacted by continued COVID-19-related disruptions. The overall severity and duration of COVID-19-related adverse impacts on the Company’s business will depend on future developments which cannot currently be predicted. Even after the COVID-19 outbreak has subsided, the Company may continue to experience material adverse impacts to its business as a result of the global economic impact, including any related recession, as well as lingering impacts on demand for or our products.

Mineral Reserve and Mineral Resource

During the first quarter of 2020, the Company announced updated Mineral Reserve and Mineral Resource estimates as of December 31, 2019 for the Caylloma Mine located in Peru and the San Jose Mine located in Mexico. The Mineral Reserve and Mineral Resource estimate as of March 31, 2019 for the Lindero Project located in Argentina remains unchanged.

Highlights of our Mineral Reserve and Mineral Resource estimates are set out below:

•	Combined Proven and Probable Mineral Reserves for the Caylloma and San Jose mines are reported at 6.4 million tonnes containing 37.2 million ounces of silver and 220 thousand ounces of gold, representing year-over-year decreases of 18% and 19% in contained silver and gold ounces, respectively;

•	Combined Inferred Mineral Resources for the Caylloma and San Jose mines are reported at 7.9 million tonnes containing an estimated 30.9 million ounces of silver and 168 thousand ounces of gold, reflecting a year-over-year decrease of 6% in contained silver ounces and no change in reported gold ounces; and

•	Lindero Proven and Probable Mineral Reserves are reported at 84.2 million tonnes containing 1.7 million ounces of gold. Inferred Resources are reported at 8.6 million tonnes containing 106 thousand ounces of gold (refer to Fortuna news releases dated March 26, 2020 and April 4, 2019).

Mineral Reserves - Proven and Probable								Contained Metal
Property		Classification	Tonnes (000's)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (Koz)
Silver Mines	Caylloma, Peru	Proven	99	101	0.34	2.19	3.09	0.3	1
		Probable	2,361	80	0.20	2.41	3.86	6.1	15
		Proven + Probable	2,460	81	0.21	2.41	3.83	6.4	16
	San Jose, Mexico	Proven	232	311	2.12	N/A	N/A	2.3	16
		Probable	3,704	239	1.58	N/A	N/A	28.5	188
		Proven + Probable	3,936	243	1.61	N/A	N/A	30.8	204
	Total	Proven + Probable	6,396	181	1.07	N/A	N/A	37.2	220
Gold Mine	Lindero, Argentina	Proven	25,352	N/A	0.76	N/A	N/A	-	618
		Probable	58,875	N/A	0.58	N/A	N/A	-	1,096
		Proven + Probable	84,226	N/A	0.63	N/A	N/A	-	1,714
Total		Proven + Probable						37.2	1,934

Management's Discussion and Analysis, page 11

Fortuna Silver Mines Inc.

Mineral Resources - Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000's)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (Koz)
Silver Mines	Caylloma, Peru	Measured	681	110	0.37	1.96	3.28	2.4	8
		Indicated	1,671	104	0.31	1.56	2.96	5.6	17
		Measured + Indicated	2,352	106	0.33	1.67	3.06	8.0	25
	San Jose, Mexico	Measured	17	104	0.80	N/A	N/A	0.1	0
		Indicated	538	105	0.70	N/A	N/A	1.8	12
		Measured + Indicated	555	105	0.70	N/A	N/A	1.9	13
	Total	Measured + Indicated	2,907	106	0.40	N/A	N/A	9.9	37
Gold Mine	Lindero, Argentina	Measured	2,092	N/A	0.55	N/A	N/A	-	37
		Indicated	16,774	N/A	0.49	N/A	N/A	-	265
		Measured + Indicated	18,866	N/A	0.50	N/A	N/A	-	302
Total		Measured + Indicated						9.9	339

Mineral Resources - Inferred								Contained Metal
Property		Classification	Tonnes (000's)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (Koz)
Silver Mines	Caylloma, Peru	Inferred	4,056	112	0.37	2.58	4.00	14.6	48
	San Jose, Mexico	Inferred	3,889	131	0.96	N/A	N/A	16.3	120
	Total	Inferred	7,945	121	0.66			30.9	168
Gold Mine	Lindero, Argentina	Inferred	8,600	N/A	0.38	N/A	N/A	-	106
Total		Inferred						30.9	274

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include; changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate
5.	Mineral Resources and Mineral Reserves are estimated as of September 25, 2019 for the San Jose Mine and as of June 30, 2019 for the Caylloma Mine and reported for both mines as of December 31, 2019 taking into account production-related depletion for the period through December 31, 2019. Mineral Resources and Mineral Reserves for Lindero are estimated and reported as of March 31, 2019
6.	Mineral Reserves for the San Jose Mine are based on underground mining within optimized stope designs using an estimated NSR break-even cut-off grade of US$64.54/t, equivalent to 138 g/t Ag Eq based on assumed metal prices of US$17/oz Ag and US$1,380/oz Au; estimated metallurgical recovery rates of 91 % for Ag and 90 % for Au and mining costs of US$33.24/t; processing costs of US$17.12/t; and other costs including distribution, management, community support and general service costs of US$15.18/t based on actual operating costs. Mining recovery is estimated to average 91% and mining dilution 11%. Mineral Resources are reported at a 110 g/t Ag Eq cut-off grade based on the same parameters used for Mineral Reserves and a 15% upside in metal prices. Proven and Probable Mineral Reserves include 2.36 Mt containing 20.4 Moz of silver and 124 koz of gold reported at a 142 g/t Ag Eq cut-off grade, in addition to Inferred Resources totaling 2.71 Mt containing 10.9 Moz of silver and 78 koz of gold reported at a 110 g/t Ag Eq cut-off grade, located in the Taviche Oeste concession and subject to a 2.5 % royalty
7.	Mineral Reserves for the Caylloma Mine are reported above NSR breakeven cut-off values based on the proposed mining method for extraction including; mechanized (breasting) at US$ 85.26/t; mechanized (enhanced) at US$ 78.90/t; and semi-mechanized at US$ 86.03/t using assumed metal prices of US$17/oz Ag, US$1,380/oz Au, US$2,170/t Pb and US$2,590/t Zn; metallurgical recovery rates of 84 % for Ag, 25 % for Au, 91 % for Pb and 90 % for Zn with the exception of the Ramal Piso Carolina vein that uses a metallurgical recovery rate of 75 % for Au. Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on actual operating costs incurred from July 2018 through June 2019. Mining recovery is estimated to average 93 % with mining dilution ranging from 10 % to 22 % depending on the mining methodology. Mineral Resources are reported at an NSR cut-off grade of US$65/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) based on the same parameters used for reserves, and a 15% upside in metal prices and US$135/t for veins classified as narrow (all other veins) based on narrow vein mining methods
8.	Mineral Reserves for Lindero are reported based on open pit mining within a designed pit shell for variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 68.5%. Mining recovery is estimated to average 100% and mining dilution 0%. The cut-off grades and pit design are considered appropriate based on long term gold prices of US$1,320/oz, estimated mining costs of US$1.28 per tonne of material, total processing and process G&A costs of US$8.29 per tonne of ore, and refinery costs net of pay factor of US$6.90 per ounce gold. Lindero Mineral Resources are reported within the same conceptual pit shell above a 0.2 g/t Au cut-off grade based on the same parameters used for reserves and a 15% upside in metal prices
9.	Eric Chapman, P. Geo. (APEGBC #36328) is the Qualified Person for Mineral Resources and Amri Sinuhaji (APEGBC #48305) is the Qualified Person for Mineral Reserves, both being employees of Fortuna Silver Mines Inc.
10.	Totals may not add due to rounding procedures
11.	N/A = Not Applicable

Management's Discussion and Analysis, page 12

Fortuna Silver Mines Inc.

Financial Results

Sales

	Three months ended March 31,
	2020	2019	% Change
Provisional sales ($ million)
Caylloma	13.2	19.2	(31%)
San Jose	38.7	41.4	(7%)
Adjustments ($ million)[1]	(4.4)	(1.6)	(181%)
Sales ($ million)	47.5	59.0	(19%)
Silver
Metal produced (oz)	1,819,312	2,233,331	(19%)
Provisional sales (oz)	1,806,032	2,094,156	(14%)
Provisional sales ($ million)	27.0	30.2	(11%)
Realized price ($/oz)[2]	16.27	15.62	4%
Net realized price ($/oz)[3]	14.94	14.44	3%
Gold
Metal produced (oz)	10,101	13,314	(24%)
Provisional sales (oz)	10,206	12,276	(17%)
Provisional sales ($ million)	15.3	15.0	2%
Realized price ($/oz)[2]	1,571	1,316	19%
Net realized price ($/oz)[3]	1,501	1,224	23%
Lead
Metal produced (000's lbs)	7,723	7,172	8%
Provisional sales (000's lbs)	6,616	7,231	(9%)
Provisional sales ($ million)	4.4	6.4	(31%)
Realized price ($/lb)[2]	0.85	0.92	(8%)
Net realized price ($/lb)[3]	0.67	0.85	(21%)
Zinc
Metal produced (000's lbs)	11,821	11,295	5%
Provisional sales (000's lbs)	10,512	11,269	(7%)
Provisional sales ($ million)	5.2	9.0	(42%)
Realized price ($/lb)[2]	0.98	1.23	(20%)
Net realized price ($/lb)[3]	0.50	0.92	(46%)

Notes:

[1]	Adjustments consists of mark to market, final price adjustments and final assay adjustments
[2]	Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
[3]	Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Sales for the three months ended March 31, 2020 were $47.5 million or $11.5 million lower than the $59.0 million reported in the same period in 2019. The lower sales were due mainly to lower lead and zinc prices of 8% and 20%, respectively, and a 14% and 17% decline in volume of silver and gold ounces sold.

Sales at San Jose were $35.3 million, or 10% lower than the $39.4 million reported in the same period in 2019. The lower sales were impacted by a planned modification in the mining sequence which restricted access to high-grade material and mining lower grade material and the suspension of operations for two days due to the road blockades that prevented access to the mine during the quarter. As a result, volume of silver and gold ounces sold declined 14% and 17%, respectively, despite higher silver and gold prices. Sales at Caylloma were $12.2 million, or 38% lower than the $19.6 million reported in the same period in 2019 due primarily to a 14%, 9% and 7% decline in sales volume of silver, lead and zinc, respectively, and higher treatment charges.

Management's Discussion and Analysis, page 13

Fortuna Silver Mines Inc.

Operating Income (Loss) and Adjusted EBITDA

	Three months ended March 31,
(Expressed in $ millions)	2020%[1]		2019%[1]
Operating income (loss)
San Jose	$8.0	23%	$13.0	33%
Caylloma	(1.8)	(14)%	5.0	26%
Corporate	(4.4)		(7.1)
Total	$1.8	4%	$10.9	18%

Adjusted EBITDA[2]
San Jose	$15.4	44%	$19.4	49%
Caylloma	1.5	12%	8.5	43%
Corporate	(1.0)		(4.1)
Total	$15.9	34%	$23.8	40%

Notes:

[1]	As a Percentage of Sales
[2]	Refer to Non-GAAP Financial Measures
[3]	Figures may not add due to rounding

Operating income for the three months ended March 31, 2020 was $1.8 million or $9.1 million lower than the $10.9 million reported in the same period in 2019. The decrease in operating income was due to a 65% decrease in mine operating income which was impacted by declines in silver and gold sales volume, a significant drop in lead and zinc prices and marginally higher operating costs and royalty. Items that have a favorable impact on operating income were a $2.7 million decrease in share-based payments, a $0.3 million decrease in corporate general and administrative expenses and a $2.4 million decrease in foreign exchange losses primarily on a weak Mexican and Argentine Pesos against the US dollar.

At San Jose, operating income was $8.0 million or $5.0 million lower than the $13.0 million reported in the same period in 2019. The decrease was due to a 47% decline in mine operating income which was driven by a 14% and 17% decline in the volume of silver and gold ounces sold despite an increase in the price of silver and gold of 4% and 19%, respectively, compared to the same period in 2019. Other factors affecting operating income was a $2.7 million decline in foreign exchange losses and a $0.2 million increase in mine general and administration expenses related to higher workers participation and legal fees relating to the Progresso royalty. At Caylloma, operating income swung from a $5.0 million operating income in Q1 2019 to a $1.8 million operating loss. The operating loss was due primarily to a $7.0 million decline in mine operating income which was driven by a $7.4 million decline in sales as a result of an 8% and 20% decrease in lead and zinc prices, respectively.

Exploration and Evaluation Costs

Exploration and evaluations costs for the three months ended March 31, 2020 was $0.4 million compared to $0.2 million reported in the same period in 2019. The increase was attributed mainly to road rehabilitation work on greenfield exploration projects.

Management's Discussion and Analysis, page 14

Fortuna Silver Mines Inc.

General and Administrative (“G&A”) Expenses

	Three months ended March 31,
(Expressed in $ millions)	2020	2019	% Change
Mine G&A	$2.4	$2.3	4%
Corporate G&A	2.3	2.7	(15)%
Share-based payments	(1.4)	1.3	(208)%
Workers' participation	0.3	0.2	50%
Total	$3.6	$6.5	(45)%

General and administrative expenses for the three months ended March 31, 2020 decreased 45% to $3.6 million compared to $6.5 million in the same period in 2019 driven by a $2.7 million decline in share-based payments as a result of the decline in the Company’s share price on our cash-settled share units and, to a lesser extent, lower personnel costs.

Foreign Exchange Loss

Foreign exchange loss for the three months ended March 31, 2020 decreased $2.4 million to $1.3 million compared to a $3.7 million loss reported in the same period in 2019. The decrease was driven by a 24% decline in the Mexican Peso against the U.S. dollars, which contributed to a $2.0 million foreign exchange gain mainly from its local currency denominated liabilities and a 5% quarter-over-quarter decline in the Argentine Peso.

As a result of the devaluation of the Argentine Peso which followed Argentina’s primary election in the third quarter of 2019, the Company implemented a strategy to meet our local currency requirements in Argentina for the remaining equity contributions to fund the construction of the Lindero Project and recognized $1.1 million of gains from cross-border securities trades.

Income Tax Expense

The COVID-19 pandemic severely affected our business and operations in the first quarter of 2020. International response to curb the spread of the virus through temporary suspension of non-essential business activities, and mandatory social isolation, among others, have created an imbalance between global supply and demand for the commodities that we produce. This negatively affected the prices of lead and zinc and the flow of capital to safe haven financial assets denominated in U.S. dollars, which devalued the currencies in the countries which hosts our operations. These two factors severely reduced our pre-tax income resulting in an unusually high effective tax rate.

Current Income tax expense for the three months ended March 31, 2020 was $5.9 million or $2.7 million lower than the $8.6 million reported in Q1 2019. The decrease was attributed to a decline in mine operating income due to an 8% and 20% decline in the prices of lead and zinc and a planned change to mine lower grade stopes at the San Jose Mine that resulted in significant decline in silver and gold production. There were also two “non-profit” based factors that increased current income tax expense - foreign exchange gains in Mexico on the back of a 25% decline in the Mexican Pesos on its large U.S. cash balance and $1.8 million of withholding taxes.

Deferred income tax expense for the three months ended March 31, 2020 was $1.2 million compared to a $1.3 million deferred income tax recovery reported in Q1 2019. The main drivers for the swing to a deferred tax expense was the depreciation of the Mexican Peso and Peruvian Soles and high inflation which affected the tax base of Mexican and Peruvian mining assets.

Management's Discussion and Analysis, page 15

Fortuna Silver Mines Inc.

Effective tax rate (“ETR”) for the three months ended March 31, 2020 was 273.0% compared to 76.4% reported in the same period in 2019. Three factors that increased the ETR were the effect of a weak Mexican Pesos and Peruvian Soles on U.S cash balances, the translation to U.S. dollars of local currency denominated mining assets, and withholding taxes and the impact of tax assets not recognized which increased the ETR 123%, 69% and 46%, respectively. Partially offsetting the increased ETR was the favourable impact of inflation of 21% in Mexico and Argentina.

Results of Operations

San Jose Mine Operating Results

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, gold and silver production and unit costs:

	Three months ended March 31,
	2020	2019
Mine Production
Tonnes milled	246,826	256,642
Average tonnes milled per day	2,837	2,984

Silver
Grade (g/t)	216	267
Recovery (%)	92	91
Production (oz)	1,570,201	1,999,495
Metal sold (oz)	1,593,554	1,856,288
Realized price ($/oz)	16.09	15.63

Gold
Grade (g/t)	1.33	1.71
Recovery (%)	91	90
Production (oz)	9,630	12,741
Metal sold (oz)	9,777	11,712
Realized price ($/oz)	1,571	1,316

Unit Costs
Production cash cost ($/t)[2]	71.12	68.66
Production cash cost ($/oz Ag Eq)[1,2]	7.54	6.41
Net smelter return ($/t)	154.31	174.25
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	10.67	8.69

Capital expenditures ($000's)
Sustaining	1,573	1,556
Brownfields	1,306	1,036

Notes:

1.	Production cash cost silver equivalent and all-in sustaining cash cost (“AISC”) silver equivalent are calculated using realized metal prices for each period respectively
2.	Production cash cost, Production cash cost silver equivalent and AISC silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures

Management's Discussion and Analysis, page 16

Fortuna Silver Mines Inc.

Quarterly Results

The San Jose Mine produced 1,570,201 ounces of silver and 9,630 ounces of gold in the first quarter of 2020, which were 21% and 24% lower than the comparable quarter in 2019. Lower silver and gold production was attributed to a decrease in tonnes of ore processed and lower head grades. The decrease in ore processed was due to a stoppage in mining and processing operations caused by illegal road blockades in the vicinity of the mine, including access to the mine. The lower head grades were due to a planned modification to the mining sequence to allow preparation work to be conducted for pillar recovery. This restricted access to high-grade materials and resulted in mining more variable peripheral stopes. The decrease in metal production is expected to be recovered throughout the remainder of the year, once government-imposed restrictions on the mining industry are lifted and production at the mine recommences.

Cash cost per tonne of processed ore increased 4% to $71.12 per tonne (refer to Non-GAAP Financial Measures) compared to $68.66 per tonne for the comparable quarter in 2019. The increased cash cost was due to higher transportation costs and partially offset by lower community support costs.

On March 31, 2020, the Government of Mexico implemented measures to curb the spread of COVID-19, which include among others, the temporary suspension of all non-essential activities. To comply with these measures, the Company initiated an orderly suspension of mining and processing activities to May 30, 2020. A reduced taskforce remains on site to safeguard critical infrastructure while the mine is closed. However Mexican authorities have announced that these restrictions may be lifted on May 18, 2020 in municipalities where COVID-19 numbers are low or there are no reported cases of infection. There can be no assurance that these measures will not be extended.

Management's Discussion and Analysis, page 17

Fortuna Silver Mines Inc.

Caylloma Mine Operating Results

Caylloma is an underground silver, lead and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, silver, lead and zinc production and unit costs:

	Three months ended March 31,
	2020	2019
Mine Production
Tonnes milled	132,741	130,150
Average tonnes milled per day	1,491	1,496

Silver
Grade (g/t)	70	66
Recovery (%)	84	84
Production (oz)	249,111	233,836
Metal sold (oz)	212,478	237,868
Realized price ($/oz)	17.59	15.56

Lead
Grade (%)	2.96	2.74
Recovery (%)	89	91
Production (000's lbs)	7,723	7,172
Metal sold (000's lbs)	6,616	7,231
Realized price ($/lb)	0.85	0.92

Zinc
Grade (%)	4.58	4.37
Recovery (%)	88	90
Production (000's lbs)	11,821	11,295
Metal sold (000's lbs)	10,512	11,269
Realized price ($/lb)	0.98	1.23

Unit Costs
Production cash cost ($/t)[2]	80.83	79.45
Production cash cost ($/oz Ag Eq)[1,2]	13.74	9.32
Net smelter return ($/t)	114.97	148.48
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	16.71	12.91

Capital expenditures ($000's)
Sustaining	1,874	3,125
Brownfields	263	151

Notes:

1.	Production cash cost silver equivalent and all-in sustaining (“AISC”) cash cost silver equivalent are calculated using realized metal prices for each period respectively
2.	Production cash cost, Production cash cost silver equivalent and AISC silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures

Management's Discussion and Analysis, page 18

Fortuna Silver Mines Inc.

Quarterly Results

The Caylloma Mine produced 7.7 million pounds of lead and 11.8 million pounds of zinc for the first quarter of 2020, which were 8% and 5% higher than the comparable quarter in 2019. The higher production was due primarily to an 8% and 5% higher lead and zinc head grade and a 2% increase in processed ore. Silver production totaled 249,111 ounces or 7% higher than the comparable quarter in 2019 which was attributed to a 6% increase in head grade and, to a lesser extent, a 2% increase in processed ore.

Cash cost per tonne of processed ore was $80.83 (refer to Non-GAAP Financial Measures), which was 2% higher than the $79.45 cash cost per tonne for the comparable quarter in 2019. The higher cash cost was due primarily to higher mining costs related to breakup and support.

On March 15, 2020, the Government of Peru introduced a series of measures to contain the rapid spread of COVID-19. The Company, in compliance with the regulatory framework issued by the Ministerio de Energía y Minas (MINEM) and the Ministerio del Interior (MININTER), proceeded to demobilize non-critical personnel and continued to operate, using essential personnel at Caylloma, by drawing ore from its coarse ore stockpiles. In the first quarter of 2020, 86 percent of the treated ore was sourced from the Animas vein grading 70 g/t Ag, 2.95% Pb and 4.57 % Zn and 14 percent was sourced from coarse ore stockpiles grading 71 g/t Ag, 2.91% Pb and 4.65 % Zn. On May 2, 2020, mining has re-commenced with a reduced workforce in accordance with the regulatory framework issued by MINEM and MININTER.

Quarterly Information

The following table provides information for the last eight fiscal quarters up to March 31, 2020:

	Expressed in $000's, except per share data
	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Sales	47,541	68,983	61,305	67,908	58,991	59,592	59,596	73,666
Mine operating income	7,464	23,445	16,671	22,978	21,487	17,345	16,497	31,392
Operating (loss) income	1,839	9,029	(1,459)	15,711	10,913	6,251	10,535	22,372
Net (loss) income	(4,498)	18,984	(7,710)	10,279	2,243	2,232	6,853	11,151

Basic EPS	(0.03)	0.12	(0.05)	0.07	0.01	0.01	0.04	0.07
Diluted EPS	(0.03)	0.12	(0.05)	0.07	0.01	0.01	0.04	0.07

Total assets	957,743	936,065	871,483	823,310	796,718	786,517	738,305	721,147
Debt	187,118	146,535	109,394	69,363	69,338	69,302	39,639	39,603

Sales decreased 31% in the first quarter of 2020 to $47.5 million compared to $69.0 million in the fourth quarter of 2019, which was due primarily to the global COVID-19 pandemic that had a severe material adverse effect on the Company’s operations and the mining industry at large. International response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. These restrictions significantly reduced the demand for industrial metals such as lead and zinc produced by the Caylloma Mine, which caused significant price declines of 8% and 20%, respectively. At the same time, the US dollar, as a safe haven currency, benefited from the pandemic and depreciation of the local currencies, in particular, the Mexican and Argentine Pesos which declined 24% and 5%, respectively, in the host countries where we operate. Also impacting sales and mine operating income was the planned change in mine sequencing at the San Jose Mine, causing lower grade material to be mined. This lowered production resulted in a decrease in the volume of silver and gold ounces sold of 14% and 17%, respectively. The Company expects the decrease in production to be recovered through to the remainder of the year once the government imposed restrictions on the mining industry are lifted and production at the mine recommences. However, if COVID-19 remains a pandemic for an extended period, prices of industrialized commodities such as lead and zinc, and to a lesser extent, silver, may remain under pressure resulting in potential production curtailments on our production and sales revenues.

Management's Discussion and Analysis, page 19

Fortuna Silver Mines Inc.

Sales increased 13% in the fourth quarter of 2019 to $69.0 million compared to $61.3 million in the third quarter of 2019 due primarily to a 15% and 7% increase in the volume of silver and gold ounces sold, respectively. Cash mine operating costs at the San Jose and Caylloma Mines were 6% higher and 4% lower, respectively. Pre-tax income included $11.0 million of investment gains from cross-border securities trades.

Sales decreased 10% in the third quarter of 2019 to $61.3 million compared to $67.9 million in the second quarter of 2019 due primarily to lower silver and gold ounces sold from the San Jose Mine as a result of scheduled mining at lower grade stopes. The lower sales and an $8.3 million foreign exchange loss from the devaluation of the Argentine Peso were the primary reasons for the $1.5 million operating loss and $7.7 million net loss in the third quarter of 2019.

Sales increased 15% in the second quarter of 2019 to $67.9 million compared to $59.0 million in the first quarter of 2019 due primarily to higher silver and gold sales volume from the San Jose Mine. Sales from the Caylloma Mine decreased $2.6 million or 13% quarter-over-quarter due to lower sales volume and a 21% and 11% decrease in the prices for lead and zinc, respectively. Cost of sales increased 20% over the first quarter of 2019 due to higher mining, milling, and labour costs. Foreign exchange swung to a $0.2 million gain from a $3.7 million loss in the first quarter as the Argentine Peso strengthened 2.1% against the U.S. dollar in the quarter and contributed $0.7 million towards the foreign exchange gain.

Sales decreased 1% in the first quarter of 2019 to $59.0 million compared to $59.6 million in the fourth quarter of 2018. Lower sales in the first quarter of 2019 were impacted by a $3.7 million buildup in silver-gold concentrate inventory shipped in the second quarter of 2019. Depreciation and depletion were $2.0 million lower due to lower sales volume. Income tax expense increased 49% quarter-over-quarter to $7.3 million compared to $4.9 million from the previous quarter. The increase in income tax expense was due primarily to the impact of a 15% decline in the Argentine Peso and was partially offset by a highly inflationary environment in Argentina, which had a positive impact on the tax base of Lindero’s assets. Other factors contributing to an 18% increase in the ETR include deferred tax assets not recognized, non-deductible expenses, and mining taxes.

Precious Metal Prices Trends

Management's Discussion and Analysis, page 20

Fortuna Silver Mines Inc.

The sale of silver and gold ounces represents approximately 81% of the Company’s sales revenue while lead and zinc make up the remaining 19%. Therefore, the prices of silver and gold are the most dominant factors in determining the Company’s profitability and cash flow from operations. The financial performance of the Company is expected to continue to be closely linked to the prices of silver and gold.

Despite gold being a safe-haven asset, the market price of gold was affected on the realization that COVID-19 would become a global pandemic. Through to mid-February, gold continued in its slow burn bull market, driven by two main factors. The first was safe-haven buying resulting from global uncertainty, tied to the shutdown in China, and also the ongoing US-China trade war and eurozone weakness. The second was low to negative yields on high-quality government bonds. The metal price environment for silver and gold has evolved during the COVID-19 pandemic. While gold performed well in the lead-up to the stock market crash — reaching a seven-year high of $1,684 per ounce on March 6, 2020 — when it became clear on March 12 that the U.S. economy would be affected, gold began to fall at the same time as equities. Gold performed in a fashion similar to the 2008 financial crisis, in that funds with positions in gold in the futures markets were forced to sell their gold to meet margin calls, raise cash and buy U.S. treasuries. While the price of gold dropped in mid-March at the start of the downtrend in the global stock markets, it has since come back strongly on the back of higher financial investment demand reaching $1,752 per ounce on April 7, 2020. The silver price plummeted to multiyear lows. Starting on March 12, when U.S. stock markets had their greatest single-day fall since the 1987 crash, silver fell from $17.02/oz to $12.01/oz on March 19, a fall of 29%. That was the lowest price for silver in 11 years. Although the price has recovered slightly in recent weeks, at around $15/oz range it remains near the lows of 2019.

The silver price began 2019 at $15.47 per ounce and trended to a low of $14.38 per ounce in late May before closing at $15.28 per ounce at the end of the second quarter. During the third quarter, the price of silver trended to a high of $19.56 per ounce in early September before retreating to $16.97 per ounce at the end of the quarter. Silver trended to a high of $18.08 per ounce by the end of October before trending to a low $16.54 before closing at $17.78 per ounce at the end of the fourth quarter. Comparatively, the Company had an average realized price of silver of $17.33 per ounce and $16.20 per ounce, respectively, for the three and twelve months ended December 31, 2019.

The gold price began 2019 at $1,274 per ounce and rose to a first quarter high of $1,344 per ounce before closing the first quarter at $1,295 per ounce. Gold traded in a narrow range during April and May before the start of an uptrend, closing at $1,409 per ounce at the end of the second quarter. During the third quarter, the price of gold trended to a high of $1,546 per ounce by mid-August before retreating to $1,485 per ounce at the end of the quarter. Gold traded in a narrow range in the fourth quarter and closed at $1,523 per ounce at the end of the fourth quarter. Comparatively, the Company had an average realized price of gold of $1,483 and $1,393 per ounce, respectively, for the three and twelve months ended December 31, 2019.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Investments

The Company had cash and cash equivalents of $88.5 million at March 31, 2020, which represents a $5.1 million increase from $83.4 million since the beginning of the year. The increase was due primarily from $13.2 million of cash generated from operations, $40.0 million drawn on the revolving credit facility (now fully drawn) and was partially offset by $1.7 million of lease payments, $5.5 million on capital expenditures, $5.6 million on value added tax payments on the Lindero Project and $36.1 million on Lindero construction, pre-operating expenses, and other capital expenditures.

The Company’s investment objectives for its cash balances, in order of priority, are to preserve capital, to ensure liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company. The Company does not own any asset-based commercial paper or other similar at-risk investments in its investment portfolios.

Management's Discussion and Analysis, page 21

Fortuna Silver Mines Inc.

Working Capital

Working capital decreased $24.8 million to $37.6 million at March 31, 2020 compared to $62.4 million at December 31, 2019. The decrease in working capital was due primarily to expenditures on the Lindero Project., and partially offset by $13.2 million of cash generated from operations.

Capital Resources

As at March 31, 2020, the Company had fully drawn $40 million from its non-revolving credit facility and the $110 million from its revolving credit facility. The revolving credit facility is used to fund the construction of the Lindero Project. The interest rate on the revolving credit facility is on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on a defined Total Debt to EBITDA Ratio, and is secured by a first ranking lien on the assets of the San Jose and Caylloma mines as well as their holding companies. During the first quarter of 2020, an aggregate of $30 million of the revolving portion of the 2018 credit facility was classified as current liabilities as it is due to be repaid on December 31, 2020.

On May 5, 2020, the Company reached an agreement in principle to amend the financial covenants contained in its $150 million credit facility as follows:

•	Total Net Debt to EBITDA ratio of not greater than 4.5:1 for the remaining three quarters of 2020 and the first quarter of 2021, reducing to 4:1 in the second quarter of 2021 for the remainder of the term of the Credit Facility;

•	Net Senior Secured Debt to EBITDA ratio of not greater than 3:1 in the remaining three quarters of 2020 and the first quarter of 2021, reducing to 2:1 in the second quarter of 2021 for the remainder of the term of the Credit Facility; and

•	EBITDA to Interest Expense ratio of a minimum of 4:1 beginning in the second quarter of 2020.

The interest coverage on the EBITDA to Interest Expense ratio is based on the rolling four quarters of EBITDA and Interest Expense, beginning with the four quarters covering the third quarter of 2019 to the second quarter of 2020, for the remainder of the term of the Credit Facility.

As at March 31, 2020, the total net debt to EBITDA ratio was 2.4:1.

The interest rate on the Credit Facility will continue to be based on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5% but will be amended to be based on the Net Senior Secured Debt to EBITDA ratio. The amendment to the Credit Facility is subject to the completion of definitive documentation to be executed by the parties.

On May 11, 2020, the Company announced that it had entered into an agreement with a syndicate of Underwriters, who have agreed to purchase on a “bought deal” basis an aggregate of 20,000,000 common shares (the "Shares") of the Company at a price of $3.00 per Share, for aggregate gross proceeds of $60 million (the “Offering”).  The Company has also granted the Underwriters an over-allotment option, exercisable in whole or in part, within 30 days from the date of the closing of the Offering, to purchase up to an additional 3,000,000 Shares, representing 15% of the number of Shares sold under the Offering.  The Underwriters will be paid a commission in connection with the Shares sold under the Offering. The Offering is also subject to standard conditions of closing for financings of this type and is scheduled to close on May 20, 2020, or such other date as may be agreed upon by the Underwriters and the Company.

Management's Discussion and Analysis, page 22

Fortuna Silver Mines Inc.

The full extent and impact of COVID-19 on the Company’s operations and financial condition is difficult to ascertain until the duration of the outbreak, the severity of the virus and the ability to treat it can reasonably be predicted, and when the government of the countries which host our operations will lift the suspension of non-essential business activities. In the event of an unexpectedly prolonged duration of COVID-19, or in the event that more rigorous capital controls are implemented in Argentina, the Company may be required to raise additional debt or equity. There is no assurance that the lenders will agree to such a request or that financing will be available to the Company on terms acceptable to it.

Liquidity and capital measures (expressed in $ millions)	March 31, 2020	December 31, 2019	Change
Cash and cash equivalents	$88.5	$83.4	$5.1
Credit facility	150.0	150.0	—
Total liquidity available	238.5	233.4	5.1
Amount drawn on credit facility	(150.0)	(110.0)	(40.0)
Net liquidity position	$88.5	$123.4	$(34.9)

The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available when needed by the Company or its direct and indirect subsidiaries on acceptable terms, or at all, to further explore or develop its properties or to fulfill its obligations under any applicable agreements. Fortuna is a multinational company and relies on financial institutions worldwide to fund corporate and project needs. Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financings in the future and, if obtained, on terms that may not be favorable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, geo-political events, changing or increased regulations of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

The Company may incur substantial debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If the Company does so, the risks related to the Company’s indebtedness could intensify, including: (i) increased difficulty in satisfying existing debt obligations (ii) limitations on the ability to obtain additional financings, or imposed requirements to make non-strategic divestures (iii) impose hedging requirements (iv) imposed restrictions on the Company’s cash flows, for debt repayments or capital expenditures (v) increased vulnerability to general adverse economic and industry conditions (vi) interest rate risk exposure as borrowings may be at variable rates of interest (vii) decreased flexibility in planning for and reacting to changes in the mining industry (viii) reduced competitiveness versus less leveraged competitors, and (ix) increased cost of borrowings.

Subject to the various risks and uncertainties, as explained in the Risks and Uncertainties section, management believes the Company’s mining operations will generate sufficient cash flows and the Company has sufficient available credit lines and cash on hand to fund the construction of the Lindero Project and planned capital and exploration programs.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Financial Instruments

The Company does not utilize complex financial instruments in hedging metal price, foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculation or trading purposes.

Provisional priced trade receivables of $14.7 million and an interest rate swap liability of $1.7 million are the Company’s only level 2 fair valued financial instruments and no level 3 instruments are held.

Management's Discussion and Analysis, page 23

Fortuna Silver Mines Inc.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The interest rate swap is measured at estimated fair value.

Related Party Transactions

The Company has entered into the following related party transactions during the three ended March 31, 2020 and 2019:

(a)   Purchase of Goods and Services

The Company was charged for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s Chairman, is a director.

	Three months ended March 31,
(Expressed in $000's)	2020	2019
Personnel costs	$5	$3
General and administrative expenses	92	85
	$97	$88

As at March 31, 2020, the Company has outstanding balances payable to Gold Group Management Inc. of $0.01 million (December 31, 2019 - $0.01 million). Amounts due to related parties are due on demand and are unsecured.

(b)   Key Management Personnel

During the three months ended March 31, 2020 and 2019, the Company was charged for consulting services by Mario Szotlender, a director of the Company, and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s Chairman, is a director. Such amounts, along with other amounts paid to key management personnel are as follows:

	Three months ended March 31,
(Expressed in $000's)	2020	2019
Salaries and benefits	$474	$1,367
Directors fees	171	176
Consulting fees	39	34
Share-based payments	(1,266)	1,346
	$(582)	$2,923

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to metal price risk as the Company derives its revenue from the sale of silver, gold, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; the risk in relation to the construction, the timing of commissioning and commencement of commercial production at the Lindero Project; political risks, environmental risks; and risks related to its relations with employees. These and other risks are described below and in the Company’s audited consolidated financial statements for 2019, its Annual Information Form which is available on SEDAR at www.sedar.com, and its Form 40-F filed with the SEC. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

Management's Discussion and Analysis, page 24

Fortuna Silver Mines Inc.

Foreign Jurisdiction Risk

The Company currently conducts its operations in Peru, Mexico and Argentina. All these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks or its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company has no political risk insurance coverage against these risks.

All of the Company’s current production and revenue is derived from its operations in Peru and Mexico. As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation especially in Argentina which has a history of expropriation where the Company is currently in the process of construction at the Lindero Project; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labor unrest and labor scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; the imposition of capital controls which may affect the repatriation of funds; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations, local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns. Certain of these risks and uncertainties are prevalent in the jurisdictions where the Company operates.

As at the date of this MD&A, the Governments of Peru, Argentina and Mexico have implemented measures to curb the spread of the virus, including among others, the closure of international borders, and the declaration of a mandatory quarantine period, which in Peru and Argentina are subject to certain limited exceptions. In Peru, the quarantine period, which was initially implemented until March 31, 2020 has been subsequently extended to May 24, 2020. In Argentina, the quarantine period, which was implemented until March 31, 2020 has been subsequently extended to May 24, 2020. In Mexico, the suspension of all non-essential activities, including mining was implemented until April 30, 2020. This period has been extended to May 30, 2020. However Mexican authorities have announced that these restrictions may be lifted on May 18, 2020 in municipalities where COVID-19 numbers are low or there are no reported cases of infection

There can be no assurance that these measures will not be extended or that more restrictive measures will be put in place in the countries in which the Company operates, which may result in the suspension of operations at the Company’s mines and at the Lindero Project on a short or long-term basis. On April 27, 2020, the Company announced that it had, through rapid serological testing for antibodies completed at its sites, identified six suspicious cases of COVID-19 at the Caylloma Mine all of whom remained asymptomatic.

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves and expected mineral grades. Until mineral deposits are actually mined and processed, Mineral Resources, Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Management's Discussion and Analysis, page 25

Fortuna Silver Mines Inc.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

During the first quarter of 2020, the Governments in the countries in which the Company operates have mandated constraints on business to curb the spread of COVID-19. The Government of Peru has introduced social isolation measures which have been extended until May 24, 2020. Operations at the Caylloma Mine are continuing in accordance with the terms of a regulatory framework issued by applicable Government Ministries, which allows mines to operate during this period with essential personnel. In Mexico, the Government suspended all non-essential activities, including mining, until May 30; however Mexican authorities have announced that these restrictions may be lifted on May 18, 2020 in municipalities where COVID-19 numbers are low or there are no reported cases of infection.

Uncertainties and Risks Related to the Construction of the Lindero Project

The Company is subject to inherent uncertainties and risks related to the construction and start-up of the Lindero Project, the principal of which include: delays in pre-commissioning, and ramp-up to commercial production; delays associated with contractors; budget overruns due to changes in costs of fuel, labour, power, materials and supplies, inflation and exchange rate risks and potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

Management's Discussion and Analysis, page 26

Fortuna Silver Mines Inc.

The Company’s ability to meet construction, development, and production schedules and cost estimates for the Lindero Project cannot be assured. The Company has prepared estimates of capital costs and/or operating costs for the Lindero Project, but no assurance can be given that such estimates will be achieved. Delays in the commencement of commercial production, failure to achieve cost estimates or material increases in costs due to increases in foreign exchange rates; continuation of capital controls imposed in Argentina; imposition of exchange control restrictions; and delays in obtaining the value added tax refunds, could have an adverse impact in future cash flows, profitability, results of operations and financial condition of the Company.

In Argentina, during the first quarter of 2020, the Government introduced a period of social isolation which has been extended to May 24, 2020. Since the beginning of the “social isolation” period, all construction activities have been temporarily halted at the Lindero Project.

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Environmental legislation is evolving in a manner requiring stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Uncertainties and Risks Relating to COVID-19

Epidemics, including the outbreak of COVID-19, which was declared a global pandemic by the World Health Organization in March 2020, unless contained could cause a slowdown in global economic growth and have a material adverse effect on the business, operations, financial condition and share price of the Company. COVID-19 has spread from China where the virus was originally reported, to other countries including Peru, Mexico, Argentina and Canada, the countries in which the Company operates.

The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating and supply chain delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation.

Management's Discussion and Analysis, page 27

Fortuna Silver Mines Inc.

Even though the Company is implementing business continuity measures to mitigate and reduce any potential impacts of COVID-19 on its business, operations, supply chain and financial condition, the spread of COVID-19 in the countries in which it operates could have a material adverse impact on the Company’s workforce; the production at the Caylloma Mine and the San Jose Mine; the continued operation at those mines and the completion of construction and the commencement of production at the Lindero Project and the Company’s financial condition.

The full extent and impact of COVID-19 on the Company’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of the outbreak, the severity of the virus and the ability to treat it, the ability to collect sufficient data to track the virus and the collective actions taken to curb the spread of the virus.

The continued spread of the virus could have a material adverse effect on the economies of the countries in which the Company operates, including the local communities close to the Company’s operations. In addition, COVID-19 has caused: volatility in commodity prices (including gold, silver, lead and zinc); volatility in the stock markets on which the Company’s Common Shares and Debentures are listed, and in the price of the Company’s securities. The continued adverse effects of the spread of COVID-19 if not contained, could have a material adverse effect on the business, operations and financial condition of Company.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of our trade receivables from concentrate sales are held with large international metals trading companies. Our cash and cash equivalents are held with large financial institutions and mature within 90 days.

The following table summarizes the Company’s maximum exposure to credit risk as follows:

	March 31,	December 31,
	2020	2019
Cash and cash equivalents	$88,542	$83,404
Accounts receivable and other assets	29,417	47,707
Income tax receivable	3,699	2,553
Other non-current receivables	41,685	38,389
	$163,343	$172,053

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate is sold to large well-known concentrate buyers.

Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead and zinc. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

The following table illustrates the sensitivity to a +/-10% change in metal prices on the Company’s outstanding trade receivables as at March 31, 2020:

Metal (Expressed in $ millions)	Change	Effect on Sales
Silver	+/-10%	$2.8
Gold	+/-10%	$2.0
Lead	+/-10%	$0.1
Zinc	+/-10%	$0.1

Management's Discussion and Analysis, page 28

Fortuna Silver Mines Inc.

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production. The Board of Directors assesses the Company’s strategy towards its base metal exposure, depending on market conditions. As at March 31, 2020, the Company had no outstanding forward sales and zero cost collars contracts.

Currency Risk

The functional and reporting currency for all entities within the consolidated group is the US dollar. We are exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian Soles, Argentine Peso and Mexican Peso. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows. We have not hedged our exposure to foreign currency fluctuations.

The following table summarizes the sensitivity to a +/-10% change in foreign currency exchange rates on the Company’s foreign currency exposure as at March 31, 2020:

		Effect on foreign
		denominated
Currency (Expressed in $ millions)	Change	items
Mexican Peso	+/-10%	$0.4
Peruvian Soles	+/-10%	$-
Argentinian Peso	+/-10%	$3.2
Canadian Dollar	+/-10%	$0.4

Due to the volatility of the exchange rate for Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed below in the capital management section, the capital controls in effect when the Company commences production at the Lindero Project, the Company will be required to convert the equivalent value into Argentine Peso from the export sale of all gold doré from the Lindero Project. In addition, the Company would be required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina.

The following tables summarizes the Company’s exposure to currency risk through the following assets and liabilities denominated in foreign currencies:

	March 31, 2020
	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	0.4	4.1	15.9	6.2
Accounts receivable and other assets	0.4	5.5	185.5	-
Income tax receivable	-	12.8	-	-
Investments in associates	1.4	-	-	-
VAT - long term receivable	-	-	44.2	2,503.3
Trade and other payables	(9.7)	(19.2)	(265.4)	(172.6)
Due to related parties	(0.0)	-	-	-
Provisions, current	-	(1.2)	-	(43.2)
Income tax payable	-	-	(40.0)	-
Other liabilities	0.9	(0.1)	(4.4)	-
Provisions	-	-	(51.6)	-
Total foreign currency exposure	(6.7)	1.8	(115.8)	2,293.8
US$ equivalent of foreign currency exposure	$(4.7)	$0.5	$(4.9)	$35.6

Totals may not add due to rounding

Management's Discussion and Analysis, page 29

Fortuna Silver Mines Inc.

	December 31, 2019
	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	0.6	2.3	13.1	11.8
Accounts receivable and other assets	0.3	1.8	4.0	117.5
Income tax receivable	-	8.5	-	-
Investments in associates	1.4	-	-	-
VAT - long term receivable	-	-	10.7	2,039.9
Trade and other payables	(8.5)	(19.4)	(214.7)	(1,454.4)
Due to related parties	-	-	-	-
Provisions, current	-	-	(3.9)	-
Income tax payable	-	-	(161.9)	-
Other liabilities	-	-	(4.2)	-
Provisions	-	-	(87.5)	-
Total foreign currency exposure	(6.3)	(6.8)	(444.4)	714.8
US$ equivalent of foreign currency exposure	$(4.8)	$(2.1)	$(23.6)	$11.8

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they become due. The volatility of the metals market can impact the Company’s ability to forecast cash flow from operations. In addition, any temporary suspension of production at the Company’s operating mines as a result of COVID-19 will impact the Company’s liquidity.

The Company maintains sufficient liquidity to meet its short-term business requirements, taking into account anticipated cashflows from operations, holdings of cash, cash equivalents and short-term investments and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and expansion plans, if any. See also Liquidity and Capital Resources. As at March 31, 2020, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year
	Less than			After
(Expressed in $ millions)	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$54.5	$-	$-	$-	$54.5
Debt	30.0	120.0	46.0	-	196.0
Income taxes payable	7.3	-	-	-	7.3
Lease obligations	9.0	7.8	4.1	14.6	35.6
Other liabilities	-	0.4	-	-	0.4
Capital commitments, Lindero [2]	21.1	-	-	-	21.1
Closure and reclamation provisions	4.2	7.2	0.3	21.7	33.4
	$126.2	$135.4	$50.4	$36.3	$348.4

[1] Totals may not add due to rounding
[2] Net of $9.1 million of advances to contractors

Management's Discussion and Analysis, page 30

Fortuna Silver Mines Inc.

Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These capital controls are in effect until December 31, 2025 and have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt consisting of credit facilities and convertible debentures, lease obligations less cash and cash equivalents.

	March 31,	December 31,
(Expressed in $ millions)	2020	2019
Equity	$630.9	$635.4
Debt	187.1	146.5
Lease obligations	22.0	23.9
Less: cash and cash equivalents	(88.5)	(83.4)
	$751.5	$722.4

Figures may not add due to rounding

As discussed above, the Company operates in Argentina where the new Argentine government has ratified and extended legislation to December 31, 2025 to allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina. Other than the restrictions related to these capital controls and complying with the debt covenants under the credit facilities, the Company is not subject to any externally imposed capital requirements. As at March 31, 2020 and December 31, 2019, the Company was in compliance with its debt covenants. See also Liquidity and Capital Resources.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash, cash equivalent, and short-term investment balances, interest paid on its LIBOR-based debt, and the mark-to-market value of derivative instruments which depend on interest rates. We have entered into an interest rate swap for the $40 million non-revolving credit facility to mitigate the interest rate risk on our debt.

Key Personnel

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Management's Discussion and Analysis, page 31

Fortuna Silver Mines Inc.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. The Company may be subject to claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost. These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company. The Company does carry liability insurance coverage, but such coverage does not cover all risks to which the Company may be exposed to.

Critical Accounting Estimates, Assumptions and Judgements

Many of the amounts included in the consolidated financial statements require management to make estimates, assumptions and judgements. These estimates, assumptions and judgements are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects published by the Canadian Securities Administrators. Estimates of the quantities of the mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2019 we have used the following long-term prices for our mineral reserve and mineral resource estimations: gold $1,380/oz, silver $17.00/oz, lead $2,170/t and zinc $2,590/t.

In addition to the estimates above, estimation is involved in determining the percentage of mineral resources ultimately expected to be converted to mineral reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred mineral resources as we believe this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgment and actual outcomes may vary from these judgments and estimates and such changes could have a material impact on the financial results. Some of the key judgments of the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises. See note 3(g)(i) to the audited consolidated financial statements for 2019.

Management's Discussion and Analysis, page 32

Fortuna Silver Mines Inc.

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is an impairment.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue Recognition

Revenue from the sale of concentrate to customer is recognized when the customer obtains control of the concentrate. A provisional invoice is issued to the customer based on the monthly average metal prices on the expected date of final settlement at which time the final sale prices will be fixed. Variations between the prices at initial recognition and final settlement may occur due to changes in the market metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in the fair value classified as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sale quantities are adjusted.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

Management's Discussion and Analysis, page 33

Fortuna Silver Mines Inc.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable, and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

In 2017 the Mexican Geological Service (“SGM”) advised the Company that a previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico had granted the SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company supported by legal opinions from three independent law firms, has previously advised the Mexican mining authorities that it is of the view that no royalty is payable, and in 2018 initiated administrative and legal proceedings (the “Administrative Proceedings”) in the Mexican Federal Administrative Court (“FAC”) against the Direccion General de Minas (“DGM”) to remove reference to the royalty on the title register. The proceedings are progressing in accordance with the procedures of the FAC.

In January 2020, the Company received notice from DGM seeking to cancel the mining concession if the royalty, in the Mexican peso equivalent of $30 million plus VAT (being the amount of the claimed royalty from 2011 to 2019), was not paid before March 15, 2020. In February 2020, the Company initiated legal proceedings (the “Amparo Proceedings”) against the DGM in the Juzgado Séptimo de Distrito en Materia Administrativa en la Ciudad de México (“District Court”) to contest the cancellation procedure and also to stay the cancellation process. The District Court in Mexico City admitted the Company’s legal proceedings on March 2, 2020 and granted a permanent stay of execution, which protects the Company from the cancellation of the concession until a resolution by the District Court is reached on the legality of the cancellation procedure. The timing of a decision by the court at first instance in this action against the DGM is uncertain and may take several months. In the event that the Company is unsuccessful in these proceedings, it may appeal. If ultimately the Company does not prevail, it may be required to pay the disputed royalty in order to preserve the mining concession. If the Company is required to pay the royalty, it will do so from available capital resources.

The Company has determined that it is more likely than not that it will succeed in these proceedings; therefore, no provision has been recorded as at March 31, 2020 and December 31, 2019.

Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgment in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

Management's Discussion and Analysis, page 34

Fortuna Silver Mines Inc.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

IFRS 16 Leases

Significant estimates, assumptions and judgments made by management on adoption of IFRS 16 Leases primarily included judgement about whether the lease conveys the right to use a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant estimates, assumptions and judgements over these factors would affect the present value of the lease liabilities, as well as the associated amount of the ROU asset.

Share Position and Outstanding Options and Equity Based Share Units

The Company has 160,787,257 common shares outstanding as at May 13, 2020. In addition, 3,835,576 incentive stock options and equity-settled restricted and performance share units are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date
Incentive Stock Options:	617,694	$6.35	May 28, 2022
	640,951	$6.20	March 18, 2023
	7,551	$7.15	June 4, 2023
	1,266,196		Vesting Date
Equity-Settled Share Units:	195,375	n/a	May 29, 2020
	709,650	n/a	March 19, 2021
	3,916	n/a	June 5, 2021
	845,219	n/a	March 15, 2022
	815,220	n/a	April 20, 2023
	2,569,380

Total outstanding	3,835,576

An aggregate of 422,609 equity-settled performance share units issued in 2019 are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

On April 20, 2020, the Company granted 815,220 equity-settled restricted share units which vest 20% on the first anniversary of the date of grant, 30% on the second anniversary and 50% on the third anniversary. The fair value of each restricted share unit on the grant date was $2.36 (C$3.32).

As at March 31, 2020, the Company has $46.0 million of Debentures that are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances. Subject to certain exceptions in connection with a change of control of the Company, the Debentures will not be redeemable by the Company prior to October 31, 2022. On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares. The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020.

Management's Discussion and Analysis, page 35

Fortuna Silver Mines Inc.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

Changes in Internal Control over Financial Reporting

During the first quarter, the Company moved all of its corporate office and management office staff and many site administrative staff offsite to work from home. This change has required certain processes and controls that were previously documented manually to be completed and retained in electronic form. Aside from this change, there have been no other changes in the Company’s internal control over financial reporting for the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Financial Measures

This MD&A refers to various Non-GAAP Financial Measures, including cash cost per payable ounce of silver equivalent; cash cost per tonne of processed ore; total production cash cost per tonne; all-in sustaining cash cost per payable ounce of silver equivalent production; all-in sustaining cash cost per payable ounce of silver equivalent production; free cash flow and free cashflow from ongoing operations; adjusted net income; and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the mining industry as benchmarks for performance. The Company believes that certain investors use these Non-GAAP Financial Measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, Non-GAAP Financial Measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

Management's Discussion and Analysis, page 36

Fortuna Silver Mines Inc.

To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver Equivalent Production and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver equivalent production and total production cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under IFRS, and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver equivalent production to the cost of sales in the consolidated financial statements for the three months ended March 31, 2020 and 2019:

		Three Months Ended
CONSOLIDATED MINE CASH COST SILVER EQUIVALENT		March 31,
(Expressed in $'000's, except unit costs)		2020	2019
Cost of sales		$40,077	$37,504
Change in concentrate inventory		1,477	1,892
Depletion and depreciation in concentrate inventory		(411)	(652)
Inventory adjustment		120	-
IFRS 16 embedded lease adjustment		574	592
Commercial and government royalties and mining taxes		(1,056)	(788)
Provision for community support		72	(2)
Workers participation		(1,306)	(933)
Depletion and depreciation		(11,263)	(9,652)
Cash cost	A	28,284	27,961
Treatment charges		4,739	2,756
Refining charges		1,270	1,279
Cash cost applicable per payable ounce	B	34,293	31,996
Payable ounces of silver equivalent production[1]	C	3,579,774	4,350,942
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$9.58	$7.35

Notes:

1  Silver equivalent production for Q1 2020 is calculated using a silver to gold ratio of 97.4:1 (Q1 2019:  84.2:1), silver to lead ratio of 1:20.7 pounds (Q1 2019:  1:16.9), and silver to zinc ratio of 1:17.9 pounds (Q1 2019:  1:12.7)

2  Silver equivalents is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

Management's Discussion and Analysis, page 37

Fortuna Silver Mines Inc.

		Three Months Ended
SAN JOSE MINE CASH COST SILVER EQUIVALENT		March 31,
(Expressed in $'000's, except unit costs)		2020	2019
Cost of sales		$27,287	$24,297
Change in concentrate inventory		(350)	1,975
Depletion and depreciation in concentrate inventory		115	(691)
Inventory adjustment		120	-
IFRS 16 embedded lease adjustment		6	23
Commercial and government royalties and mining taxes		(890)	(741)
Workers participation		(1,286)	(655)
Depletion and depreciation		(7,447)	(6,588)
Cash cost	A	17,555	17,620
Total processed ore (tonnes)	B	246,826	256,642
Cash cost per tonne of processed ore ($/t)	=A/B	$71.12	$68.66
Cash cost	A	$17,555	$17,620
Treatment charges		(318)	91
Refining charges		890	1,143
Cash cost applicable per payable ounce	B	18,127	18,854
Payable ounces of silver equivalent production[1]	C	2,402,847	2,940,741
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$7.54	$6.41
Mining cost per tonne		$35.48	$34.58
Milling cost per tonne		19.18	18.34
Indirect cost per tonne		9.21	8.27
Community relations cost per tonne		0.64	1.58
Distribution cost per tonne		6.61	5.89
Total production cost per tonne		$71.12	$68.66

Notes:
[1] Silver equivalent production for Q1 2020 is calculated using a silver to gold ratio of 97.6:1 (Q1 2019: 84.2:1)
[2] Silver equivalents is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales - Sales and Realized Prices

		Three Months Ended
CAYLLOMA MINE CASH COST SILVER EQUIVALENT		March 31,
(Expressed in $'000's, except unit costs)		2020	2019
Cost of sales		$12,790	$13,207
Change in concentrate inventory		1,827	(83)
Depletion and depreciation in concentrate inventory		(526)	39
IFRS 16 embedded lease adjustment		568	569
Commercial and government royalties and mining taxes		(166)	(47)
Provision for community support		72	(2)
Workers participation		(20)	(278)
Depletion and depreciation		(3,816)	(3,064)
Cash cost	A	10,729	10,341
Total processed ore (tonnes)	B	132,741	130,150
Cash cost per tonne of processed ore ($/t)	=A/B	$80.83	$79.45
Cash cost	A	$10,729	$10,341
Treatment charges		5,057	2,665
Refining charges		380	136
Cash cost applicable per payable ounce	B	16,166	13,142
Payable ounces of silver equivalent production[1]	C	1,176,927	1,410,201
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$13.74	$9.32
Mining cost per tonne		$40.03	$38.79
Milling cost per tonne		13.95	13.19
Indirect cost per tonne		20.29	19.95
Community relations cost per tonne		0.40	0.25
Distribution cost per tonne		6.16	7.27
Total production cost per tonne		$80.83	$79.45

Notes:
[1] Silver equivalent production for Q1 2020 is calculated using a silver to lead ratio of 1:20.7 pounds (Q1 2019: 1:16.9), and silver to zinc ratio of 1:17.9 pounds (Q1 2019: 1:12.7)
[2] Silver equivalent is calculated using the realized prices for silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices

Management's Discussion and Analysis, page 38

Fortuna Silver Mines Inc.

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Production

The Company believes that “all-in-sustaining cash cost silver equivalent” and “all-in cash cost silver equivalent” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the World Gold Council (“WGC”).

All-in-sustaining cash cost silver equivalent and all-in cash cost silver equivalent are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a payable silver equivalent ounce produced basis. Silver equivalent production is calculated taking the total metal payable production of gold, lead and zinc multiplied by the realized prices of gold, lead, and zinc and divided by the realized silver price to calculate the silver equivalent production.

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce for the three months ended March 31, 2020 and 2019:

	Three Months Ended
SAN JOSE MINE ALL-IN CASH COST SILVER EQUIVALENT	March 31,
(Expressed in $'000's, except unit costs)	2020	2019
Cash cost applicable	$18,127	$18,854
Commercial and government royalties and mining tax	1,599	1,925
Workers' participation	1,607	819
General and administrative expenses (operations)	1,421	1,357
Adjusted operating cash cost	22,754	22,955
Sustaining capital expenditures[3]	1,573	1,556
Brownfield exploration expenditures[3]	1,306	1,036
All-in sustaining cash cost	25,633	25,547
Non-sustaining capital expenditures[3]	127	470
All-in cash cost	25,760	26,017
Payable ounces of silver equivalent production[1]	2,402,847	2,940,741
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$10.67	$8.69
All-in cash cost per ounce of payable silver equivalent[2]	$10.72	$8.85

Notes:
[1] Silver equivalent production for Q1 2020 is calculated using a silver to gold ratio of 97.6:1 (Q1 2019: 84.2:1)
2. Silver equivalents is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales - Sales and Realized Prices
3. Presented on a cash basis

Management's Discussion and Analysis, page 39

Fortuna Silver Mines Inc.

	Three Months Ended
CAYLLOMA MINE ALL-IN CASH COST SILVER EQUIVALENT	March 31,
(Expressed in $'000's, except unit costs)	2020	2019
Cash cost applicable	$16,166	$13,142
Commercial and government royalties and mining tax	300	511
Workers' participation	25	329
General and administrative expenses (operations)	1,042	945
Adjusted operating cash cost	17,533	14,927
Sustaining capital expenditures[3]	1,874	3,125
Brownfield exploration expenditures[3]	263	151
All-in sustaining cash cost	19,670	18,203
All-in cash cost	19,670	18,203
Payable ounces of silver equivalent production[1]	1,176,927	1,410,201
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$16.71	$12.91
All-in cash cost per ounce of payable silver equivalent[2]	$16.71	$12.91

Notes:
[1] Silver equivalent production for Q1 2020 is calculated using a silver to lead ratio of 1:20.7 pounds (Q1 2019: 1:16.9), and silver to zinc ratio of 1:17.9 pounds (Q1 2019: 1:12.7)
2. Silver equivalent is calculated using the realized prices for silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices
3. Presented on a cash basis

Free Cash Flow and Free Cash Flow From Ongoing Operations

The Company uses the financial measure of “free cash flow” and “free cash flow from ongoing operations” to supplement information in its consolidated financial statements. Free cash flow is defined as cash provided from operating activities less purchases of mineral properties, plant and equipment, less net deposits on long term assets, less current income tax, and add back income taxes paid. This measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures. These performance measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profits or cash flow from operations as determined under IFRS.

The following table presents a reconciliation of free cash flow from ongoing operations for the three months ended March 31, 2020 and 2019:

	Three months ended
	March 31,
(Expressed in $ millions)	2020	2019
Net cash provided by operating activities	$13.2	$3.9
Less: Change in long-term receivables	(0.2)	-
Less: Additions to mineral properties, plant and equipment	(4.9)	(7.0)
Less: Contractor advances for plant and equipment	-	(0.2)
Add: Advances applied to plant and equipment	-	0.1
Less: Current income tax expense	(5.9)	(8.6)
Add: Income taxes paid	12.0	14.0
Free cash flow from ongoing operations	$14.2	$2.2

Adjusted Net Income (Loss)

The Company uses the financial measure of “adjusted net income (loss)” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income (loss)” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

Management's Discussion and Analysis, page 40

Fortuna Silver Mines Inc.

The following table presents a reconciliation of the adjusted net income (loss) for the three months ended March 31, 2020 and 2019:

	Three months ended
	March 31,
(Expressed in $ millions)	2020	2019
Net income (loss) for the period	$(4.5)	$2.2
Adjustments, net of tax:
Foreign exchange loss, Lindero Project	3.3	2.9
Income taxes, Lindero Project	-	1.6
Share of loss from associates	-	0.1
Investment income	(1.1)	-
Other non-cash items	0.1	1.6
Adjusted net Income (loss)	$(2.2)	$8.4

Adjusted EBITDA

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures, but that rather should be evaluated in conjunction with IFRS measures. The item described and presented below does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

The following table presents a reconciliation of Adjusted EBITDA for the three months ended March 31, 2020 and 2019:

	Three months ended
	March 31,
(Expressed in $ millions)	2020	2019
Net income (loss) for the period	$(4.5)	$2.2
Adjustments:
Inventory adjustment	(0.1)	-
Foreign exchange loss, Lindero Project	3.3	2.9
Net finance items	0.3	(0.2)
Depreciation, depletion, and amortization	11.6	9.1
Income taxes	7.1	7.3
Share of loss from associates	-	0.1
Investment income	(1.1)	-
Other non-cash items	(0.6)	2.4
Adjusted EBITDA	$15.9	$23.8

Figures may not add due to rounding

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Vice-President of Technical Services for the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A.

Management's Discussion and Analysis, page 41

Fortuna Silver Mines Inc.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available at www.sedar.com and www.sec.gov/edgar.shtml.

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
•	the potential impact of COVID-19 on the Company’s business and operations, and financial condition, including the Company’s ability to operate or to continue operating at its sites;
•	the Company’s ability to manage challenges presented by COVID-19;
•	achieving the targets set out in the Company’s cost reduction programs;
•	the approval from applicable governmental authorities to the re-commencement of operations at the San Jose Mine and the Lindero Project;
•	the effectiveness of the preventative measures and safety protocols put in place by the Company to curb the spread of COVID-19;
•	escalation of travel restrictions resulted from COVID-19;
•	production rates at the Company’s properties;
•	cash cost estimates;
•	timing for delivery of materials and equipment for the Company’s properties;
•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;
•	the Company’s planned greenfield exploration programs;
•	the Company’s planned capital expenditures and brownfields exploration at the San Jose Mine;
•	the Company’s planned capital expenditures and brownfields exploration at the Caylloma Mine;
•	the Company’s planned capital expenditures and brownfields exploration at the Lindero Project;
•	the Company’s construction of the open pit gold heap leach mine at the Lindero Project and the anticipated timing for the completion of the project and the commencement of commercial production of the mine;
•	the preparation of an updated construction schedule and cost budget for the Lindero Project to take into account the impact of COVID-19;
•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;
•	expiry dates of bank letters of guarantee;
•	litigation matters;
•	estimated mine closure costs;

•	the Offering; and

•	management’s expectation that any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Management's Discussion and Analysis, page 42

Fortuna Silver Mines Inc.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	operational risks relating to mining and mineral processing;
•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;
•	uncertainty relating to capital and operating costs, production schedules and economic returns;
•	uncertainty and risks related to the start-up of the Lindero Project;
•	uncertainty relating to capital and operating costs and economic returns of development projects such as the Lindero Project;
•	risks related to the construction, commissioning and commencement of commercial production at the Lindero Project;
•	risks associated with mineral exploration and project development;
•	uncertainty relating to the repatriation of funds as a result of currency controls;
•	environmental matters including potential liability claims;
•	uncertainty relating to nature and climate conditions;
•	risks associated with political instability and changes to the regulations governing the Company’s business operations;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	risks relating to the termination of the Company’s mining concessions in certain circumstances;
•	risks related to International Labour Organization (“ILO”) Convention 169 compliance;
•	developing and maintaining relationships with local communities and stakeholders;
•	risks associated with losing control of public perception as a result of social media and other web-based applications;
•	potential opposition of the Company’s exploration, development and operational activities;
•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;
•	substantial reliance on the Caylloma Mine and San Jose Mine for revenues;
•	property title matters;
•	risks relating to the integration of businesses and assets acquired by the Company;
•	impairments;
•	risks associated with climate change legislation;
•	reliance on key personnel;
•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;
•	risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions;
•	adequacy of insurance coverage;
•	risks related to the Company’s compliance with the United States Sarbanes-Oxley Act;
•	risks related to the foreign corrupt practices regulations and anti-bribery laws;
•	potential legal proceedings; to which it is a party;

Management's Discussion and Analysis, page 43

Fortuna Silver Mines Inc.

•	the Company is subject to any adverse ruling in any of the litigation
•	uncertainties relating to general economic conditions;
•	risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price;
•	the duration of the COVID-19 pandemic and the impact of COVID-19 on the Company’s business, operations and financial condition, including the Company’s ability operate or continue to operate at its sites;
•	the Company’s ability to manage challenges presented by COVID-19;
•	competition;
•	fluctuations in metal prices;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	fluctuations in currency exchange rates;
•	tax audits and reassessments;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	sufficiency of monies allotted by the Company for land reclamation;
•	dilution from equity or convertible debenture financings; and
•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration.

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;
•	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;
•	there being no material and negative impact to the various contractors, suppliers and subcontractors at the Caylloma Mine and the San Jose Mine;
•	there being no material and negative impact to the various contractors, suppliers and subcontractors for the Lindero Project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated once construction activities can resume;
•	permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;
•	expected trends and specific assumptions regarding metal prices and currency exchange rates;
•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
•	production forecasts meeting expectations; and
•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management's Discussion and Analysis, page 44

Fortuna Silver Mines Inc.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Canadian standards, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), differ significantly from the disclosure requirements of U.S securities laws currently in effect, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this MD&A may not be comparable to similar information disclosed by United States companies. Equivalent U.S. disclosure requirements are currently governed by the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. In particular, and without limiting the generality of the foregoing, the term Mineral Resource does not equate to the term “reserve”. Under the SEC’s disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would need to be in hand or issuance imminent in order to classify mineralized material as reserves under such U.S. standards currently in effect. The SEC has not recognised the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. As a result, the SEC’s disclosure standards currently in effect normally do not permit the inclusion of information concerning Measured Mineral Resources, Indicated Mineral Resources or Inferred Mineral Resources or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC.

United States investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into reserves. United States investors should also understand that Inferred Mineral Resources have an even greater amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a category having a higher degree of certainty. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

Disclosure of “contained tonnes” in a Mineral Resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC’s disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of Mineral Reserves are also not the same as those of the SEC’s disclosure standards currently in effect under Industry Guide 7, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “reserves” under such SEC standards. Accordingly, information contained in this MD&A or any documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis, page 45